ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________

Кор.счет ____________

БИК ____________

ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 27.06.2007 № 10.3.1/06-2850

на № ________ от ________

07025081

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

BEST AVAILABLE COPY

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notifications on the facts that may influence significantly the price of the Issuer's securities.
2. Notifications on the material fact.

Please find 12 pages enclosed.

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

dw 7/10

Notification on the facts that may influence significantly the price of the Issuer's securities

Information about the acquisition by the Issuer of a shareholding in the authorized capital (share fund) of other commercial organization exceeding five percent of such capital or a portion of ordinary shares of other joint-stock company exceeding five percent of their number as well as on changes of such shareholdings resulting in their amount more or less than 5, 10, 15, 20, 25, 30, 50 and 75 percent

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*

2. Substance

2.1. Full registered name, location of the company in which authorized capital (share fund) the Issuer has acquired a shareholding (ordinary shares) or in which the Issuer's shareholding has changed:

Limited Liability Company Creative Association "Aksent",
68, Krasnoarmeiskaya Street, Krasnodar, 350000

2.2. The Issuer's shareholding in the authorized capital (share fund) of the above company before the change, and in case such company is a joint-stock company - portion of ordinary shares of such joint-stock company owned by the Issuer prior to the change:

Share in the authorized capital: 51 %

2.3. The Issuer's shareholding in the authorized capital (share fund) of the above company after the change, and in case such company is a joint-stock company - portion of ordinary shares of such joint-stock company owned by the Issuer after the change.

Share in the authorized capital: 0 %

2.4. Date of the change of the Issuer's shareholding in the authorized capital (share fund) of the above mentioned company:

8th May 2007

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 14 " May 20 07	Official seal	

Notification on the facts
that may influence significantly the price of the Issuer's securities
RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF THE JOINT-STOCK COMPANY

1. General	
1.1. Full registered name of the Issuer	*Public Joint–Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*

2. Substance

2.1. Date of the meeting of the Joint –Stock Company's Board of Directors (supervisory board) at which the respective decision was taken:

15 May 2007

2.2. Date and number of the Minutes of the meeting of the Joint –Stock Company's Board of Directors (supervisory board) at which the respective decision was taken:

Minutes of the Board of Directors of "UTK" PJSC № 35 of May 15, 2007

2.3. Decisions taken by the Joint –Stock Company's Board of Directors (supervisory board):

1. To include the following item into the agenda of the annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC:

«Reorganization of "Southern Telecommunications Company" PJSC through merger of OJSC "Kuzminov Stavtelecom" into it. Approval of the Agreement of merger."

2. To recommend to the General Shareholders' Meeting to adopt the following decision: To reorganize "Southern Telecommunications Company" PJSC through merger of OJSC "Kuzminov Stavtelecom" into it. To approve the Agreement of merger.

3. To distribute the Company's profit on the basis of the reported fiscal year 2006 financial results as follows:

- 275,444 thousand rubles to pay dividends, including:

0.121838 rubles per one preference share;

0.053031rubles per one ordinary share;

- 908,998 thousand rubles to increase the Company's owned capital.

To pay dividends on preference shares in cash prior to 24 August 2007; to pay dividends on ordinary shares in cash prior to 20 December 2007.

To determine the following procedure for payment of dividends to the persons included in the list of persons entitled to receive dividends, made up according to the data in the register of shareholders of the Company as of May 7, 2007:

- transfer to bank accounts of shareholders (shareholders shall bear expenses related to the dividends to be received by them);

- postal order (shareholders shall bear postal expenses related to the dividends to be received by them);

- cash payment in the Company's pay-offices (only to the Company's employees).

4. To approve the following agenda of the annual General Shareholders' Meeting:

1. ***Approval of annual report, annual financial statements including profit and loss statement (profit and loss accounts) and distribution of profits (including dividend payment) and losses on the basis of the reported fiscal year 2006 financial results.***
2. ***Election of the members to the Company's Board of Directors.***

3. ***Approval of annual report, annual financial statements including profit and loss statement (profit and loss accounts) and distribution of profits (including dividend payment) and losses on the basis of the reported fiscal year 2006 financial results.***
4. ***Election of the members to the Company's Board of Directors.***
5. ***Election of the members to the Company's Auditing Commission.***
6. ***Appointment of the Company's Auditor for the year 2007.***
7. ***Determination of the size of annual remuneration to be paid to the members of the Board of Directors.***
8. ***Introduction of amendments and additions to the Company's Charter.***
9. ***Introduction of amendments and additions to the Company's Regulations on the procedure for conducting a General Shareholders' Meeting.***
10. ***Introduction of amendments and additions to the Company's Statute on the Board of Directors.***
11. ***Reorganization of "Southern Telecommunications Company" PJSC through merger of OJSC "Kuzminov Stavtelecom" into it. Approval of the Agreement of merger.***

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 15 " May 20 07	Official seal	

Notification on the material fact
«Data on the stages of the securities issue procedure»

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Data on the start of the securities' placement.

2.1.1. Type, category, series and other identification characteristics of securities.

Series 05 non-convertible interest-bearing documentary pay-to-bearer bonds with obligatory centralized custody (hereinafter referred to as the Bonds).

2.1.2. Maturity date.

The Bonds shall be retired on the 1 820th (one thousand eight hundred and twentieth) day from the starting date of the bonds placement.

If the maturity date happens to be week-end, national holiday or any other day-off for settlement operations, the due sum shall be paid out on the first business day after the day-off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.

The starting and final dates of the Bonds' face value retirement coincide.

2.1.3. The state registration number of the securities issue and the date of registration by the state: ***4-09-00062-A dated as of 18 May 2007***

2.1.4. Name of the registering authority that effected the state registration of the securities issue: ***Federal Service for Financial Markets***

2.1.5. Number of the placed securities and face value of each security of the issue

2, 000, 000 (two million) Bonds with face value of 1,000 (one thousand) rubles each.

2.1.6. Form of the bond placement

Public subscription

2.1.7. The right of priority to the securities acquisition granted to the Issuer's shareholders and/or other persons.

The right of priority is not provided.

2.1.8. Price of the bond placement or the procedure for its determination:

During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value, which is 1,000 (one thousand) rubles. Starting from the second day of the bond placement, a buyer when concluding a purchase and sale transaction shall pay accrued coupon income under the Bonds (NKD) calculated according to the following formula:

NKD = C1 * Nom * (T – T0) / 365 / 100 %

where:

NKD is the accrued coupon income in rubles;
Nom is the face-value of one Bond in rubles;
C1 is the size of the interest rate of the first coupon, in per cent per annum;
T is the date, as of which the NKD is calculated;
T0 is the placement start date

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

2.1.9. Starting date of the securities placement:

June 06, 2007

2.1.10. Final date of the securities placement, or procedure of fixing it:

The earlier of the two following dates shall be the placement final date:

a) 15th (fifteenth) working day from the Bond placement starting date;

b) date of placement of the last Bond of the issue.

In such a case the placement Final date cannot be later than a year from the date of the state registration of the Bonds issue.

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 06 " June 20 07	Official seal	

5

Notification on the material fact
«Data on the stages of the securities issue procedure»

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance
2.1. Data on the completion of the securities' placement. 2.1.1. Type, category, series and other identification characteristics of securities. ***Series 05 non-convertible interest-bearing documentary pay-to-bearer bonds with obligatory centralized custody (hereinafter referred to as the Bonds).*** 2.1.2. Maturity date (for bonds and options of the Issuer). ***The Bonds shall be retired on the 1,820th (one thousand eight hundred and twentieth) day from the starting date of the bonds placement.*** ***If the maturity date happens to be week-end, national holiday or any other day-off for settlement operations, the due sum shall be paid out on the first business day after the day-off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.*** ***The starting and final dates of the Bonds' face value retirement coincide.*** 2.1.3. The state registration number of the securities issue and the date of registration by the state: ***4-09-00062-A dated as of 18 May 2007*** 2.1.4. Name of the registering authority that effected the state registration of the securities issue: ***Federal Service for Financial Markets*** 2.1.5. Face value of each placed security of the issue (if it is required under Russian laws) ***1,000 (one thousand) rubles*** 2.1.6. Form of the bond placement ***Public subscription*** 2.1.7. Date of actual start of the securities' placement (date of the first transaction resulting in the title to securities of the first owner): ***June 06, 2007*** 2.1.8.. Date of actual completion of the securities' placement: (date of making the last receipt entry for the securities first owner personal account (custody account) in the system registering titles to securities of the issue (extra issue) or the date of the issue of the last certificate for documentary securities of the issue (extra issue) not subject to centralized custody): ***June 06, 2007*** 2.1.9. The number of actually placed securities: ***2,000,000 (two million) bonds*** 2.1.10. The percentage (of the total number of securities of the issue) of actually placed securities: ***100%*** 2.1.11. Actual price (prices) of securities placement and the number of securities placed at each of placement prices: ***Bonds placement price: 1,000 (one thousand) rubles.*** ***Number of Bonds of the issue, placed at the indicated price: 2,000,000 (two million) bonds*** 2.1.12. Form of payment for the placed securities, and if the placed securities have been paid for in money and in other assets (otherwise than in money) - also the number of floated securities paid for in money, and the number of floated securities paid for in other assets (otherwise than in money): ***In money terms in currency of the Russian Federation by cashless settlement.***

2.1.13. Data on related-party transactions and on major transactions effected by the Issuer in the course of securities placement and also on their approval by the authorized governing body of the Issuer or on the absence of such approval: ***No related party transactions were effected in the course of the Bonds placement. No major transactions were effected in the course of the Bonds placement.***

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	_______________ (Signature)	A. A. Dobryakov
3.2. Date " 06 " June 20 07	Official seal	

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"
DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer (name of non-profit organization)	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.

05-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.

4-09-00062-A of May 18, 2007.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).

Federal Service for Financial Markets of Russia

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

General Director of "Southern Telecommunications Company" PJSC

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.

June 6, 2007

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

Order No. 00113-P of June 6, 2007

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of the first coupon income to be paid on the Issuer's Bonds makes RUR 75,300,000 (seventy five million and three hundred thousand rubles);

The first coupon income to be paid under each Bond of the issue makes 7.55% per annum or 37 rubles 65 kopecks.

Total amount of the second coupon income to be paid on the Issuer's Bonds makes RUR 75,300,000 (seventy five million and three hundred thousand rubles);

The second coupon income to be paid under each Bond of the issue makes 7.55% per annum or 37 rubles 65 kopecks.

Total amount of the third coupon income to be paid on the Issuer's Bonds makes RUR 75,300,000 (seventy five million and three hundred thousand rubles);

The third coupon income to be paid under each Bond of the issue makes 7.55% per annum or 37 rubles 65 kopecks.

Total amount of the fourth coupon income to be paid on the Issuer's Bonds makes RUR 75,300,000 (seventy five million and three hundred thousand rubles);

The fourth coupon income to be paid under each Bond of the issue makes 7.55% per annum or 37 rubles 65 kopecks.

The fifth coupon income to be paid under each Bond of the issue makes 7.55% per annum or 37 rubles 65 kopecks.
Total amount of the sixth coupon income to be paid on the Issuer's Bonds makes RUR 75,300,000 (seventy five million and three hundred thousand rubles);
The sixth coupon income to be paid under each Bond of the issue makes 7.55% per annum or 37 rubles 65 kopecks.

2.8. Form of income payment under the Issuer's securities (money, other property).

In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.

Due date of the first coupon income payment under the Bonds is December 5, 2007.
Due date of the second coupon income payment under the Bonds is June 4, 2008.
Due date of the third coupon income payment under the Bonds is December 3, 2008.
Due date of the fourth coupon income payment under the Bonds is June 3, 2009.
Due date of the fifth coupon income payment under the Bonds is December 2, 2009.
Due date of the sixth coupon income payment under the Bonds is June 2, 2010.
If the coupon payment date of any of the ten coupons on the Bonds happens to be week-end, national holiday or any other day-off for settlement operations, the due sum shall be paid out on the first business day after the day-off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.

2.10. Total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Income on series 05 Bonds has not been paid previously.

2.11. The Issuer's obligation and its amount in money terms.

The Issuer's obligation on the first coupon income determination.

2.12. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation on determination of the first coupon income on series 05 Bonds is fully executed.

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	____________ (Signature)	A. A. Dobryakov
3.2. Date " 06 " June 20 07	Official seal	

Notification on the material fact
«Data on the stages of the securities issue procedure»

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	***Newspaper "Rossiyskaya Gazeta"***

2. Substance

«Data on the state registration of the securities issue»

2.2. Data on the state registration of the securities' issue.

2.2.1. Type, category, series and other identification characteristics of securities.

Series 05 non-convertible interest-bearing documentary pay-to-bearer bonds with obligatory centralized custody (hereinafter referred to as the Bonds).

2.2.2. Maturity date (for the Issuer's bonds and options).

The Bonds shall be retired on the 1 820th (one thousand eight hundred and twentieth) day from the starting date of the bonds placement.

If the maturity date happens to be week-end, national holiday or any other day off for settlement operations, the due sum shall be paid out on the first business day after the day off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.

The starting and final dates of the Bonds' face value retirement coincide.

2.2.3. The state registration number of the securities issue and the date of registration by the state: ***4-09-00062-A dated as of 18 May 2007***

2.2.4. Name of the registering authority that effected the state registration of the securities issue: ***Federal Service for Financial Markets of Russia (FSFR of Russia).***

2.2.5. Number of the placed securities and face value (if it is required under Russian laws) of each security of the issue

2, 000, 000 (two million) Bonds with face value of 1,000 (one thousand) rubles each.

2.2.6. Form of the bond placement

Public subscription

2.2.7. The right of priority to the securities acquisition granted to the Issuer's shareholders and/or other persons.

The right of priority is not provided.

2.2.8. Price of the bond placement or the procedure for its determination:

During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value, which is 1,000 (one thousand) rubles. Starting from the second day of the bond placement, a buyer when concluding a purchase and sale transaction shall pay accrued coupon income under the Bonds (NKD) calculated according to the following formula:

NKD = C1 * Nom * (T – T0) / 365 / 100 %

where:

NKD is the accrued coupon income in rubles;
Nom is the face-value of one Bond in rubles;
C1 is the size of the interest rate of the first coupon, in per cent per annum;
T is the date, as of which the NKD is calculated;
T0 is the placement start date

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

2.2.9. The timing (starting and final dates) of the securities placement or the procedure of determining it:

The placement of Bonds shall not start earlier than 2 (Two) weeks after the information on the state registration of the Bond issue and on the procedure of access to the information contained in the Securities Offering Circular is disclosed by the Issuer in compliance with the standard legal acts of RF.

The report on the State registration of the securities issue will be published by the Issuer in the form of a notice on material fact "Data on the stages of the securities issue procedure" in the following procedure and within the following periods from the date of disclosing information on the state registration of the bond issue on the Internet site of the registering authority or from the date of written notification on the state registration of the Bond issue received by the Issuer from the registering authority by mail, fax, e-mail or delivered against a signature of receipt, depending on which of the indicated dated comes first:

- *on the news tape of the information agencies authorized for public presentation of information disclosed in the securities market ("Interfax") (hereinafter referred to as the news tape) - within 1 (one) day;*
- *on the web page at the address:* www.stco... ru *- within 2 (Two) days;*
- *in the newspaper "Rossiyskaya Gazeta" – within 10 (ten) days.*

Starting date of the Bond placement shall be determined by the Issuer after the state registration of the bond issue and publicly disclosed in the following time:

- *on the news tape at least 5 (Five) days in advance of the Bonds' placement starting date;*
- *on the web page at the address: http://www.s...company.ru -at least 4 (Four) days in advance of the Bonds' placement starting date.*

The starting date of the bond placement fixed by the Issuer's authorized governing body, can be changed by the decision of the same Issuer's body, provided all the requirements on the procedure of disclosing information about the change of the starting date of the bond placement stipulated by the standard legal acts of the Russian Federation, Decision on the Bond Issue and the Securities Offering Circular, are observed. In such a case, the Issuer shall be obliged to publish a notice of the change of the bond placement starting date in the above mentioned information sources at least 1 (one) day in advance of such a date.

Final date of the placement, or procedure of fixing it:

The earlier of the two following dates shall be the placement final date:
a) 15th (fifteenth) working day from the Bond placement starting date;
b) date of placement of the last Bond of the issue.

In such a case the placement Final date cannot be later than a year from the date of the state registration of the Bonds issue.

2.2.10. Fact of the state registration of the Offering Circular at the same time with the state registration of the securities issue: *At the same time with the state registration of this bond issue, the Offering Circular was also registered by the state on 18 May 2007.*

2.2.11. In case the Securities Offering Circular is registered, procedure of providing access to

the information contained in the Offering Circular.

Within 2 (two) days from the date of disclosin' formation on the state registration of the bond issue on the Internet site of the registe g authority or from the date of written notification on the state registration of the Bond ssue received by the Issuer from the registering authority by mail, fax, e-mail or de vered against a signature of receipt, depending on which of the indicated dated come first, the Issuer shall publish the texts of the registered Offering Circular and the Decis n on the Bond Issue on the Web-page at http://www,stcompany.ru. The text of the egistered Offering Circular shall be accessible in the Internet till the expiry of at le 6 onths from the date of publishing the registered Report on the results of the secu s i sue in the Internet.

The Issuer shall also ensure access to the in ormation contained in the registered Offering Circular and the Decision on the Bo Issue by providing to all interested parties the possibility of getting familiarized wi he registered Offering Circular and the Decision on the Bond Issue and get copies the said documents at the following addresses:

"UTK" PJSC

Location***: 66. Karasunskaya Str., Krasnodar, 3500 0***

Tel.***: (861) 253-20-56***

Fax***: (861) 253-25-30***

OJSC AKB "Svyaz-bank"

Location: ***7, Tverskaya Str., Moscow, 125375, Ru***

Tel.: ***(495) 771-32-60***

Fax: ***(495) 975-24-66***

The Issuer must provide the copies of the speci d documents to the Bond owners and to other interested parties upon their demand a fee not exceeding the expenses for duplication of such copies within 7 (seven) days om the date the demand is presented.

2.2.12. In case the Securities Offering Circular has n signed by a financial consultant in the securities market, full and abbreviated registered n nes and location of the financial consultant in the securities market:

Full registered name: Closed Joint –Stock mpany Commercial Bank "Russian Industrial Bank".

Abbreviated registered name: CJSC "Russian st al Bank".

Location: building 1, 40, Schepkin Street, Mosc , 129110, Russia

3. Signat	
3.1. Deputy General Director – Director for Economics and Finance	A. A. Dobryakov
3.2. Date " 18 " May 20 07	

END